ATLANTIC COASTAL ACQUISITION CORP.

1 Woodbury Mews, Dun Laoghaire

Dublin, Ireland, A96 ED72

October 30, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Attention: Karl Hiller, Branch Chief

Re:	Atlantic Coastal Acquisition Corp.

Annual Report on Form 10-K

Filed April 21, 2023

File No. 001-40158

Ladies and Gentlemen:

On behalf of Atlantic Coastal Acquisition Corp. (the “Company”), we respectfully submit this letter in response to the oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission on August 2, 2023, and reiterated in a letter from the Staff dated September 8, 2023, with respect to the Company’s annual report on Form 10-K filed on April 21, 2023 (the “Annual Report”). The text of the comment is set forth below.

Form 10-K for the Fiscal Year ended December 31, 2022

General

1. We note that in response to our prior comment regarding the funds held in your trust account you agreed to provide clarifying disclosure regarding the status of such funds in your interim report covering the quarter ended June 30, 2023. However, the interim report was due on August 14, 2023 and as of the date of this letter you have not filed the report. We also note that you have not filed a Form 12b-25, which should have been filed within one day of the due date for the periodic report. Your notice of late filing should include disclosure of the specific reasons for your inability to file the Form 10-Q in a timely manner, and if these relate to the inability of any other person to furnish a required opinion, report or certification, you must obtain and file as an exhibit to the report a signed statement by such person stating the specific reasons for the delay.

Response: On October 3, 2023, the former management team of the Company resigned and was replaced by a new management team, of which I am the Chief Executive Officer, in connection with the transfer of 55% of the membership interests in Atlantic Coastal Acquisition Management LLC, the sponsor of the Company, as disclosed in the Company’s Current Report on Form 8-K filed on October 5, 2023.

We understand (i) that the trustee of the Trust Account, at the instruction of the Company, has liquidated the securities in the Trust Account, and (ii) that all funds in the Trust Account are currently held in cash in a bank demand deposit account. The Company’s proxy statement dated September 1, 2023 for an extension of the date by which it may consummate a business combination states as part of the risk factor relating to investment company status at page 17 that “[o]n March 22, 2023, the trustee liquidated the securities in the Trust Account, and, as a result of such liquidation, all funds in the Trust Account are currently held in cash in a bank demand deposit account.” We have requested a copy of the instruction letter directing the conversion of the securities in the Trust Account from former management and Continental Stock Transfer and Trust Co., the trustee of the Trust Account.

We have filed an amendment to the Form 12b-25 with respect to the Form 10-Q for the period ended June 30, 2023 which states the reason for the delay in filing the report, the status of the report and indicates when we expect to submit the report to our independent registered public accounting firm for review. The report, when filed, will state that the securities in the Trust Account have been liquidated and are held in cash in a bank demand deposit account.

If you have any further questions or request additional information, please contact me at 353 (0) 8706 50447 or by e-mail at tporcheron@porchecapital.com.

Sincerely,

/s/ Anthony (Tony) Porcheron

Anthony (Tony) Porcheron

cc: Mark Wojciechowski